:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 0-16217

CUSIP NUMBER 657193

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 28, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I — REGISTRANT INFORMATION

North American Technologies Group, Inc.
Full Name of Registrant

Former Name if Applicable

429 Memory Lane
Address of Principal Executive Office (Street and Number)

Marshall, Texas 75672
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The recent resignation of Registrant’s controller has extended the time and effort required to compile and provide to the Company’s independent accountants all documentation necessary to complete the audit for the fiscal year ended September 28, 2008. The Company believes it will be able to provide full information to its independent accountants so that the audit will be complete prior to the fifteenth calendar day following the original due date, and that Registrant’s Form 10-KSB will be filed by that date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Joe B. Dorman	(972)	(996-5750)
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The net loss of $1,187,289 for the fiscal year ended September 28, 2008 reflects a decreased loss of $11,711,616 from the net loss of $12,898,905 for the fiscal ended September 30, 2007. This decrease in net loss is primarily a result of (a) change to a gross profit of $7,195,022 from a gross loss of $1,149,018, (b) non-recurrence of debt conversion cost of $1,730,358 resulting from the conversion of the Company’s 7% Convertible Debentures to equity in 2007, (c) non-recurrence of reserve for asset impairment cost of $1,837,995, (d) decrease in depreciation and amortization of $333,312 and (e) decrease in interest expense of $70,253, offset by an increase in selling, general and administrative expense of $678,555.

North American Technologies Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 30, 2008	By	/s/ Rod Wallace
Rod Wallace, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).